Ecopetrol publishes measures to guarantee the adequate representation of its Shareholders at the extraordinary General Shareholders’ Meeting to be held on October 24, 2022

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that to comply with the provisions of Part III Title I Chapter VI of the Basic Legal Circular issued by the Financial Superintendence of Colombia (E.C. 029 of 2014), the Board of Directors of Ecopetrol S.A. (“Ecopetrol” or the “Company”) approved the implementation of measures aimed at guaranteeing the adequate representation of shareholders at the extraordinary General Shareholder's Meeting to be held on October 24, 2022, and in this regard the Board instructed the Company's management to:

•	Inform shareholders of their right to be represented through the appointment of a proxy and indicate the legal requirements of the proxies to be granted for such purpose.
•	Appoint those who will validate the shareholders’ proxy assignments, advising that those proxies that fail to meet the minimum requirements established by law will not be admitted as valid, nor any proxy form where the name of the respective appointed representative is not clearly defined will be accepted.
•	To abstain from making any recommendations or determinations regarding the proxy selection of the shareholders.
•	Inform the employees of the Company that they will not be able to recommend to the shareholders that they vote for a certain list.
•	Refrain from suggesting, coordinating, or agreeing with shareholders regarding i) the submission of proposals at the Meeting; and/or

ii) voting in favor or against any proposal discussed in the Meeting.

•	Verify that the shareholders do not grant proxies to persons directly or indirectly related to the Company's management or employees.
•	Inform that the Legal Affairs Vice Presidency of Ecopetrol was appointed as the area responsible for supervising the review of proxies.
•	Inform that the Vice-president of Corporate Affairs of Ecopetrol was appointed as the officer responsible for verifying the compliance with the above measures.

The previous measures were adopted by the members of the Board of Directors of the Company in a meeting held on October 7, 2022, and are disclosed prior to the celebration of the respective meeting of the General Assembly of Shareholders.

Bogotá D.C., October 7, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, the performance of the Colombian economy my and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward -looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Tellez

Email: mauricio .tellez@eco p etro l.com.co